Data General Corporation Second Quarter 1995 Interim Report
Period Ending March 25, 1995

Data General
Bringing Common Sense to Computing


TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES:

    Data General reported a net loss of $11.1 million, or $.30 per share, for its second quarter of fiscal 1995, which ended March 25, 1995. For the second quarter of last year, the company reported a net loss of $48.0 million, or $1.35 per share, including a restructuring charge of $35.0 million.

    Revenues for the second quarter were $283.8 million. For the comparable quarter last year the company reported revenues of $282.9 million.

    The second quarter results were disappointing, particularly in terms of revenue performance. Revenues for our AViiON server line were flat, both year over year and compared to the first quarter. We have been focusing our sales efforts on larger enterprises which are moving to client/server technology. These efforts involve investments in longer sales cycles and in stronger relationships with key software providers. Although the benefits of these investments are not yet reflected in our revenues, we remain convinced that this sales strategy is essential to future revenue growth.

    As we introduce new AViiON products later this year and further strengthen our software partnerships, we will have significant opportunity to attract new enterprise server-class customers.

    In light of the disappointing results, we have identified and begun implementing additional cost reduction steps. These include further worldwide workforce reductions, the majority of which will be completed during our third fiscal quarter, which ends in June. Between 500 and 600 employees will be affected by the workforce reductions. At the end of the second quarter, Data General had approximately 5,600 employees.

    The costs associated with the workforce reduction along with other cost reduction activities, primarily related to real estate, will be reported in the third quarter as a restructuring charge. We expect the charge to be approximately $40 million.

    While undertaking these cost reduction actions, we will continue to invest in key strategic areas that generate revenue growth.

    During the quarter, the CLARiiON Business Unit strengthened its worldwide distribution channel with the addition of several new partners. Included was an agreement with Silicon Graphics, Inc., which will use CLARiiON disk arrays with its CHALLENGE line of network resource servers.

    We again experienced solid growth from our Open CLARiiON storage line, which posted a revenue increase of more than 40 percent over the first quarter. Our expectation is that CLARiiON will continue to experience strong growth throughout the remainder of fiscal 1995.

    Data General's financial position continues to be strong, with cash and marketable securities of $221.6 million at the end of the second quarter.

    For the first six months of fiscal 1995, Data General reported net income of $13.1 million, or $.35 per share. This includes a one-time pre-tax gain of $44.5 million resulting from the settlement of a software copyright infringement and trade secret lawsuit against Northrop Grumman Corporation. For the same period last year, the company reported a net loss of $69.1 million, or $1.95 per share, including the restructuring charge.

    Revenues for the first two quarters of 1995 totaled $566.0 million, compared to $544.1 million for the first two quarters of fiscal 1994.

    Data General is committed to returning to and sustaining profitability and we believe we are taking the necessary steps and have the right strategy and product direction to accomplish these goals.

Respectfully submitted,


Ronald L. Skates
President and Chief Executive Officer
May 3, 1995


DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)


                                       Quarter Ended       Six Months Ended
in thousands, except                 Mar. 25,  Mar. 26,   Mar. 25,  Mar. 26,
net income (loss) per share            1995      1994       1995      1994

Revenues:
    Product . . . . . . . . . . . . $184,031  $184,335   $365,224  $348,032
    Service . . . . . . . . . . . .   99,760    98,592    200,772   196,122

         Total revenues . . . . . .  283,791   282,927    565,996   544,154

Costs and expenses:
    Cost of product revenues. . . .  122,273   122,814    241,731   234,417
    Cost of service revenues. . . .   64,474    62,970    128,969   120,526
    Research and development. . . .   19,588    22,720     41,252    46,236
    Selling, general, and
     administrative . . . . . . . .   87,098    87,037    173,088   174,060
    Restructure charge. . . . . . .       --    35,000         --    35,000

         Total costs and expenses .  293,433   330,541    585,040   610,239

Loss from operations. . . . . . . .   (9,642)  (47,614)   (19,044)  (66,085)


Interest income . . . . . . . . . .    2,581     1,317      4,773     2,771
Interest expense. . . . . . . . . .    3,500     3,545      7,056     7,019
Other income, net . . . . . . . . .       --     2,353     41,972     2,353

Income (loss) before income taxes .  (10,561)  (47,489)    20,645   (67,980)
Income tax provision. . . . . . . .      500       500      7,500     1,100

Net income (loss) . . . . . . . . . $(11,061) $(47,989)  $ 13,145  $(69,080)

Net income (loss) per share . . . .   $(0.30)   $(1.35)    $ 0.35    $(1.95)

Weighted average shares outstand-
  ing, including common stock
  equivalents where applicable. . .   36,906    35,649     37,559    35,491

No cash dividends have been declared or paid since inception.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS


                                                            (Unaudited)
                                                         Mar. 25,   Sept. 24,
dollars in thousands                                       1995       1994

Assets
Current assets:
 Cash and temporary cash investments . . . . . . . . . $110,552    $142,448
 Marketable securities . . . . . . . . . . . . . . . .  111,009      47,865
 Receivables, net. . . . . . . . . . . . . . . . . . .  269,279     258,709
 Inventories . . . . . . . . . . . . . . . . . . . . .  113,732     118,412
 Other current assets. . . . . . . . . . . . . . . . .   32,510      30,642

  Total current assets . . . . . . . . . . . . . . . .  637,082     598,076

Property, plant, and equipment, net. . . . . . . . . .  170,775     164,777
Other assets . . . . . . . . . . . . . . . . . . . . .   62,832      59,011

                                                       $870,689    $821,864

Liabilities and stockholders' equity
Current liabilities:
 Notes payable . . . . . . . . . . . . . . . . . . . . $  2,625    $  2,461
 Accounts payable. . . . . . . . . . . . . . . . . . .  117,112      92,338
 Other current liabilities . . . . . . . . . . . . . .  233,889     232,066

           Total current liabilities. . .. . . . . . .  353,626     326,865

Long-term debt . . . . . . . . . . . . . . . . . . . .  154,872     156,942

Other liabilities. . . . . . . . . . . . . . . . . . .   31,015      29,445

Stockholders' equity:
    Common stock:
    Outstanding -- 37,139,000 shares at Mar. 25, 1995
    and 36,457,000 shares at Sept. 24, 1994 (net of
    deferred compensation of $8,045 at Mar. 25, 1995
    and $9,348 at Sept. 24, 1994). . . . . . . . . . .  440,827     434,757
    Accumulated deficit. . . . . . . . . . . . . . . . (103,778)   (116,923)
    Cumulative translation adjustment. . . . . . . . .   (5,873)     (9,222)

           Total stockholders' equity . . . . . . . .   331,176     308,612

                                                       $870,689    $821,864


The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.
DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
                                                          Six Months Ended

                                                       Mar. 25,     Mar. 26,

in thousands                                             1995         1994

Cash flows from operating activities:
Net income (loss) . . . . . . . . . . . . . . . . . . .$13,145     $(69,080)
Adjustments to reconcile net income (loss) to
 net cash provided from operating activities:
Depreciation. . . . . . . . . . . . . . . . . . . . .   36,371      40,252

Amortization of capitalized software development costs   8,200       8,959

Other non-cash items, net . . . . . . . . . . . . . .   14,088      17,004

Change in operating assets and liabilities  . . . . .   18,489      51,546

Net cash provided from operating activities . . . . .   90,293      48,681

Cash flows from investing activities:
 Expenditures for property, plant, and equipment . .   (48,223)   (47,714)
 Net proceeds from (purchases of) marketable securities(63,144)    11,010
 Capitalized software development costs. . . . . . . . (12,733)    (9,000)
 Net proceeds from (purchases of) investments. . . . . .  (600)     3,793
 Net cash used by investing activities . . . . . . . .(124,700)   (41,911)

Cash flows from financing
activities:
Cash provided from stock plans. . . . . . . . . . . . .  3,696      3,629
Repayment of long-term debt . . . . . . . . . . . . .   (2,700)    (1,234)

Net cash provided from financing activities . . . . .      996      2,395

Effect of foreign currency rate fluctuations
on cash and temporary cash investments. . . . . . . . .  1,515         56

Increase (decrease) in cash and temporary
cash investments      . . . . . . . . . . . . . . . . .(31,896)     9,221

Cash and temporary cash investments
- - beginning of period . . . . . . . . . . . . . . . .  142,448    119,560

Cash and temporary cash investments - end of period . $110,552   $128,781

Supplemental disclosure of cash flow information:
Interest paid . . . . . . . . . . . . . . . . . . . .  $ 6,373   $  6,513
Income taxes paid . . . . . . . . . . . . . . . . . .  $ 1,117   $  1,232

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)


Note 1.  Consolidated Balance Sheet Details

                                                      Mar. 25,   Sept. 24,
in thousands                                            1995        1994

Inventories:
    Raw materials . . . . . . . . . . . . . . . . . . . $ 10,132    $ 11,791
    Work in process . . . . . . . . . . . . . . . . . .   30,940      36,282
    Finished systems. . . . . . . . . . . . . . . . . .   32,697      35,521
    Field engineering parts and components. . . . . . .   39,963      34,818
                                                        $113,732    $118,412

Property, plant, and equipment:
    Property, plant, and equipment. . . . . . . . . . . $631,016    $642,924
    Accumulated depreciation. . . . . . . . . . . . . . (460,241)   (478,147)
                                                        $170,775    $164,777

Note 2.  Letter of Credit and Reimbursement Agreement

         Effective December 21, 1994, the company entered into a $30 million unsecured letter of credit facility with a group of banks. This agreement, which is available to secure issuance of letters of credit, has a duration of 364 days. The facility contains certain covenants, including restrictions on the sale or pledge of certain assets, the declaration of dividends, and the incurrence of other debt. At March 25, 1995 there were $8.2 million letters of credit secured by this facility. The new agreement replaced the company's unsecured $40 million revolving credit facility and $30 million letter of credit facility.

Note 3.  Litigation

         In the first quarter of fiscal 1995, the company settled with Northrop Grumman Corporation its six-year software copyright infringement and trade secrets litigation against Grumman Systems Support Corporation ("Grumman"). Under the terms of this settlement, Grumman paid the company $53 million and the parties have dismissed all pending litigation. The company recognized a pre-tax gain, net of related legal fees and other expenses, of $44.5 million resulting from the settlement, which is included in other income, net, in the consolidated statement of operations. This amount has been partially offset by certain other non-operating expenses.

Note 4.  Basis of Presentation

         In the first quarter of fiscal 1995, the company adopted Statement of Financial Accounting Standards ("SFAS") 112, "Employers' Accounting for Post-Employment Benefits" and SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 112 requires the accrual of liabilities for the estimated cost of benefits provided by the employer to former or inactive employees. SFAS 115 addresses accounting and reporting for investments in certain debt and equity securities that will not be held until maturity. All of the company's marketable securities at September 24, 1994 and March 25, 1995 have maturities of less than one year, and have been classified as being 'held-to-maturity'. The implementation of SFAS 112 and SFAS 115 did not have a material effect on the company's consolidated financial position or results of operations.

         In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation. The company's accounting policies are described in the Notes to Consolidated Financial Statements in the company's 1994 Annual Report. The results of operations for the quarter ended March 25, 1995 are not necessarily indicative of the results for the entire fiscal year.